Exhibit 99.1

Results of the Creditors Meeting relating to the Searchlight Transaction

Ramat Gan, Israel - July 30, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM), hereby reports that the creditors meetings of both the Company and Internet Gold-Golden Lines Ltd. Approved the Searchlight Capital Partners, L.P. and the Fuhrer Family Office Transaction, as was previously widely reported.

Ami Barlev, the Company’s CEO commented: “The Transaction is expected to be completed during the next few months and is subject to shareholder approval court approval, regulatory clearances, Etc. The Approvals of the creditors and the debenture holders’ meetings, as were received during the last few days are an important milestone for the transaction. We thank the Company’s bondholders for their support and the opportunity to promote the transaction. The transaction is progressing as planned and the management of the company is working intensively to promote all the remaining processes.”

Forward-Looking Statements:

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.